Exhibit 99.1

BANK OF MONTREAL

EXHIBIT TO FINANCIAL STATEMENTS FOR THE QUARTER ENDED

APRIL 30, 2023

EARNINGS COVERAGE RATIO

The following consolidated financial ratios for the Bank, are calculated for the 12 months ended April 30, 2023 and October 31, 2022.

	12 Months Ended April 30, 2023 Actual	12 Months Ended October 31, 2022 Actual
Interest coverage on subordinated indebtedness	29.47 times	79.95 times

In calculating the interest coverage ratios, foreign currency amounts have been converted to Canadian dollars using rates of exchange as at the end of each month. For the 12 month period ending April 30, 2023 and October 31, 2022 the average monthly exchange rates were $1.3318 per US$1.00 and $1.2918 per US$1.00, respectively.

The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended April 30, 2023 were $9,851.36 million, which is 29.47 times the Bank’s aggregate interest on subordinated indebtedness requirement for this period. The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended October 31, 2022 were $18,111.58 million, which is 79.95 times the Bank’s aggregate interest on subordinated indebtedness requirement for this period.

The amounts and ratios reported above are derived from information in the unaudited interim consolidated financial statements for the three and six months ended April 30, 2023 and the consolidated financial statements for the year ended October 31, 2022.